Filed Pursuant to Rule 433

Registration No. 333-164617

April 9, 2010

Relating to Prospectus Supplement

Dated April 9, 2010

to Prospectus

Dated April 9, 2010

Issuer Free Writing Prospectus

FOR IMMEDIATE RELEASE

April 9, 2010

LIMA, PERU – The Republic of Peru (“Peru”) announced today its invitations to owners of each series of bonds listed below (collectively, the “Eligible Bonds”) to submit one or more offers to exchange any and all Eligible Bonds for 8.75% U.S. Dollar-Denominated Global Bonds due 2033 (the “2033 Bonds”) and/or tender Eligible Bonds for up to the equivalent of U.S.$500,000,000 of cash, upon the terms and subject to the conditions contained in the prospectus supplement dated April 9, 2010, and the prospectus dated April 9, 2010 (the “Invitation Materials”). The transactions contemplated in the Invitation Materials are collectively referred to as the “Invitations.”

Series of Eligible Bonds*	Outstanding Principal Amount	ISIN	Applicable Benchmark	Bloomberg Page	Eligible Bond Spread
9.125% USD-Denominated Global Bonds due 2012 (the “2012 Bonds”)	U.S.$401,562,000	US715638AL65 USP87324AA07 US715638AK82	1% U.S. Treasury Note due 3/2012	FIT1	10bps

7.500% EUR-Denominated Global Bonds due 2014 (the “2014 Bonds”)	€650,000,000	XS0203281182	EUR Swap Rate (interpolated)	IRSB19	102bps

9.875% USD-Denominated Global Bonds due 2015 (the “2015 Bonds”)	U.S.$750,000,000	US715638AN22	2.5% U.S. Treasury Note due 3/2015	FIT1	77bps

8.375% USD-Denominated Global Bonds due 2016 (the “2016 Bonds”)	U.S.$1,332,895,000	US715638AQ52	2.625% U.S. Treasury Note due 4/2016	FIT6	85bps
New Bonds	Outstanding Principal Amount	ISIN	Applicable Benchmark	Bloomberg Page	2033 Bond Reopen Spread
8.75% USD-Denominated Global Bonds due 2033 (the “2033 Bonds”)	U.S.$984,636,000	US715638AP79	4.375% U.S. Treasury Bond due 11/2039	FIT1	144bps

*	The 2012 Bonds (except the 2012 Bonds with ISIN US715638AK82), the 2014 Bonds and the 2015 Bonds are currently admitted to trading on the regulated market of the Luxembourg Stock Exchange and listed on the Official List of the Luxembourg Stock Exchange. The 2016 Bonds and the outstanding 2033 Bonds are currently admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and listed on the Official List of the Luxembourg Stock Exchange.

The 2033 Bonds will be consolidated, form a single series and be fully fungible with Peru’s outstanding U.S.$984,636,000 8.75% U.S. Dollar-Denominated Global Bonds due 2033 (CUSIP No. 715638AP7, ISIN US715638AP79, Common Code 018096145). Application has been made to list the 2033 Bonds issued pursuant to the Invitations on the Official List of the Luxembourg Stock Exchange and to have them admitted for trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Each offer to exchange or tender any series of Eligible Bonds is made as a separate, independent offer. Peru reserves the right, in its sole and absolute discretion, not to accept offers to exchange and/or tenders of one or more series of Eligible Bonds. Offers to exchange one or more series of Eligible Bonds will be subject to a minimum threshold condition described in the prospectus supplement, but offers to tender Eligible Bonds for cash will not be subject to any minimum threshold condition. Peru may purchase Eligible Bonds for an aggregate purchase price (excluding accrued interest) of up to the equivalent of U.S.$500,000,000, upon the terms and subject to the conditions of the Invitations. Eligible Bonds tendered for cash may be subject to proration, with those holders whose aggregate principal amount of Eligible Bonds tendered for cash does not meet the minimum threshold condition, receiving priority. If your offer to tender your Eligible Bonds for cash is subject to proration, the aggregate principal amount of your Eligible Bonds not accepted for purchase meets the minimum threshold condition and you so elect in the electronic submission of your offer, your unaccepted Eligible Bonds can be automatically retendered for 2033 Bonds. There is no maximum or minimum principal amount of 2033 Bonds that may be issued pursuant to the Invitations.

The Invitations will begin on April 9, 2010. The Invitations and withdrawal rights will expire at 5:00 p.m., New York City Time, on April 14, 2010, unless extended or earlier terminated by Peru in its sole and absolute discretion (the “Expiration Date”).

Copies of the prospectus supplement and the prospectus describing the Invitations may be obtained from the information and exchange agent, Bondholder Communications Group, at the address, website and telephone numbers set forth below.

The Joint Dealer Managers for the Invitations are:

Barclays Capital Inc.

745 Seventh Avenue
New York, New York, 10019
Attention: Liability Management

In the United States, call toll free:

+1 (800) 438-3242
Outside the United States, call:

+1 (212) 528-7581
+44 (0) 20 7773-5484
E-mail: liability.management@barcap.com

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York, 10018

Attention: Global Liability Management Group

In the United States, call toll free:

+1 (888) HSBC-4LM

Outside the United States, call:

+1 (212) 525-5552

+44 (0) 20 7991-5874

E-mail: liability.management@hsbcib.com

The Information and Exchange Agent for the Invitations is:

Bondholder Communications Group

Attn: Ruth Perez

E-mail: rperez@bondcom.com

Website: www.bondcom.com/rop

In New York: 30 Broad St., 46th floor New York, NY 10004 Tel: +1 212 809 2663 Fax: +1 212 437 9827	In London: 28 Throgmorton St., 1st floor London EC2N 2AN Tel: +44 (0)20 7382 4580 Fax: +44 (0)20 7067 9239

The prospectus supplement and the prospectus comprising the Invitations are available from the SEC’s website at http://www.sec.gov.

Peru has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the offering to which this communication relates. Before you participate or invest, you should read the prospectus in that registration statement and other documents Peru has filed with the SEC for more complete information about Peru and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Information and Exchange Agent will arrange to send you the prospectus supplement and the prospectus if you request it by calling it at the numbers specified above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of materials relating to the Invitations, and the transactions contemplated by the Invitations, are restricted by law in certain jurisdictions. If materials relating to the Invitations come into your possession, you are required by Peru to inform yourself of and to observe all of these restrictions. The materials relating to the Invitations do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires the Invitations to be made by a licensed broker or dealer and either dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitations shall be deemed to be made by such dealer manager or affiliate on behalf of Peru in such jurisdiction.

Offers to exchange Eligible Bonds for 2033 Bonds in Belgium may only be submitted for a total consideration of at least €50,000 per investor in accordance with article 3 of the law of 16 June 2006 on the public offer of investment instruments and the admission of investment instruments to trading on a regulated market. Neither the Invitation Materials nor any other documents or materials relating to the Invitations have been and will not be notified to or approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank, Financie en Assurantiewezen).

The Invitations and the Invitation Materials have not been, and will not be, registered with the Comisión Nacional Supervisora de Empresas y Valores (the Peruvian Securities and Exchange Commission).

The Invitations do not constitute an offer or sale of the 2033 Bonds to the public in the Grand Duchy of Luxembourg (“Luxembourg”), directly or indirectly, and neither the Invitation Materials nor any offering circular, prospectus, form of application, advertisement, communication or other material may be distributed, or otherwise made available in, or from or published in, Luxembourg, except (i) for the sole purpose of the admission to trading of the 2033 Bonds on the Euro MTF market of the Luxembourg Stock Exchange and listing of the 2033 Bonds on the Official List of the Luxembourg Stock Exchange and (ii) in circumstances which do not constitute an offer of securities to the public pursuant to the provisions of the Luxembourg Act dated 10 July 2005 relating to prospectuses for securities, including, without limitation, the 2033 Bonds being offered in Luxembourg to investors who acquire the 2033 Bonds for a total consideration of at least €50,000 (or the equivalent amount in another currency) per investor, for each separate offer.

Contact information:	Ruth Perez Bondholder Communications Group 30 Broad Street, 46th floor New York, NY 10004 Tel. +1 212 809 2663 rperez@bondcom.com